

June 22, 2010

Mr. Michael L. Pungello
Chief Financial Officer
BlackRock Investment Management LLC
800 Scudders Mill Road, Section 1B
Plainsborough, NJ 08536

> **Re:** **BlackRock Global Horizons I L.P.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 30, 2009**
> **Form 10-Qs for the quarterly periods ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 000-23240**

Dear Mr. Pungello:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Howard Efron
Senior Staff Accountant